Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 1, 2021

Fresenius Medical Care anticipates significant negative impact on 2021 net income from accelerated COVID-19 related excess mortality of dialysis patients; confirms mid-term targets

-	Based on preliminary numbers financial targets for 2020 achieved with net income slightly above the top end of the target range
-	Reported earnings in Q4 impacted by macro-economic driven impairment in the Latin America segment
-	Accelerated COVID-19 related excess mortality of dialysis patients and continued related higher direct costs negatively affects 2021 business development
-	Relevant further developments, including effects of adoption and speed of the roll out of vaccinations and availability of government support, are closely monitored and analyzed
-	Cost-base adjustments and restructuring initiatives under evaluation
-	Mid-term targets confirmed as defined in October 2020

Throughout 2020, Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, reported COVID-19 affecting patients with advanced kidney disease and, in particular, the severity of illness resulting in an increased mortality. The excess mortality trend significantly accelerated in the U.S. and in EMEA in particular in November and December 2020 and accumulated to approximately 10,000 patients in 2020 over the pre-pandemic baseline.

In order to protect patients during the COVID-19 pandemic and maintain safe operations in the Company’s more than 4,000 dialysis centers and 45 manufacturing sites, comprehensive measures had been taken. These measures included the provision of personal protective equipment for employees and patients as well as higher compensation for employees working in the isolation clinics. These measures have resulted in significantly increased costs in the Dialysis Services business, which in 2020 was largely compensated by governmental support, in particular in the U.S., accelerated efficiency measures and a strong products business development.

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Despite those negative impacts of the COVID-19 pandemic, Fresenius Medical Care has achieved - based on the preliminary and unaudited financials - its revenue target and slightly exceeded its net income1 targets for 20202.

The previously flagged impairment of goodwill and tradenames in the Latin America segment has materialized with an impact of approximately EUR 195 million as a consequence of the macro-economic downturn and increasing risk adjustment rates for certain countries in Latin America and will be treated as a special item.

The accelerating effects of excess mortality due to the COVID-19 pandemic are continuing into 2021 and are expected to have a significant adverse annualization effect on treatment volumes. This also negatively impacts the operating leverage on clinic utilization and downstream effects on complementary assets.

Against this backdrop, Fresenius Medical Care anticipates, based on the currently available information and status of analysis, revenue growth of up to mid-single digits and assumes net income1 before potential restructuring measures to decline by up to 25 percent.3

This current estimate is based on the following high-level assumptions:

▪	Excess mortality to continue to accumulate for the first half of 2021 depending on the adoption and speed of the roll out of vaccinations to our worldwide patient population

▪	COVID-19-related additional costs, such as for personal protective equipment or increased personnel costs in the Dialysis Services business, to remain on high level

▪	Besides the extended suspension of the U.S. Medicare sequestration (until end of March 2021), no further public relief funding assumed for dialysis providers

[1]	Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA.
[2]	2020 targets are inclusive of anticipated COVID-19 effects, in constant currency and exclude special items. Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. Special item in 2020: impairment in Latin America segment.
[3]	These early indications for 2021 are inclusive of anticipated COVID-19 effects, in constant currency and exclude special items such as restructuring costs. They are based on the preliminary and unaudited operational 2020 results excluding special items.

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Fresenius Medical Care continues to monitor closely the development of mortality, including the adoption and speed of roll out of vaccinations to its patient population, as well as potential availability of government relief. Additionally, potential cost efficiency and restructuring measures to further adjust the cost base are under close evaluation.

The final results for the financial year 2020 and the targets for 2021 will be published, as scheduled, on February 23, 2021.

Fresenius Medical Care’s mid-term targets until 2025 as defined in October 2020, remain unchanged.

Conference call

Fresenius Medical Care will host a public presentation on the early indication for 2021 on February 3, 2021 at 2:00 p.m. CET / 8.00 a.m. ET. Please find the registration link here. The quiet period will end with the publication of the results of the fourth quarter and full year 2020 on February 23, 2021.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,073 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 349,167 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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